Exhibit 99.1

58.com Reports Third Quarter 2019 Unaudited Financial Results

BEIJING, November 18, 2019 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•	Total revenues were RMB4,258.0 million (US$602.0 million1), a 17.4% increase from RMB3,626.8 million in the same quarter of 2018, exceeding the high end of the Company’s guidance of RMB4,200 million.

•	Total number of paying business users[2] was approximately 3.6 million in the third quarter of 2019, a 3.0% increase from the same quarter of 2018.

•	Gross margin was 88.2% compared with 89.5% in the same quarter of 2018.

•	Income from operations was RMB862.2 million (US$121.9 million), a 28.6% increase from RMB670.6 million in the same quarter of 2018.

•	Non-GAAP income from operations[3] was RMB1,039.2 million (US$146.9 million), a 21.3% increase from RMB856.5 million in the same quarter of 2018.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB791.6 million (US$111.9 million), a 9.0% increase from RMB726.2 million in the same quarter of 2018.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders[4] was RMB1,018.0 million (US$143.9 million), a 20.7% increase from RMB843.5 million in the same quarter of 2018.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB5.31 (US$0.75) and RMB5.26 (US$0.74), respectively, representing 7.9% and 8.6% increases from RMB4.92 and RMB4.84, respectively, in the same quarter of 2018. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders[5] were RMB6.83 (US$0.97) and RMB6.76 (US$0.96), respectively, representing 19.4% and 20.2% increases from RMB5.72 and RMB5.63, respectively, in the same quarter of 2018.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB7.0729 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on September 30, 2019. The percentages stated in this press release are calculated based on the Renminbi amounts. On November 18 , 2019, such exchange rate was RMB7.0037 to US$1.00.

2 Paying business users refer to users who are identified as business users with unique identity information such as business licenses or personal identification information and who used the Company’s subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number and the percentage calculation does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5 Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

Management Comments

“I am pleased to report solid financial and operational results once again, with revenue totaling RMB4.26 billion and exceeding the high end of our previous guidance despite challenging market conditions,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “On a non-GAAP basis, operating income and net income grew 21.3% and 20.7% year over year, respectively. We continue to solidify and expand our leading market position in all our core categories, especially for primary housing and other local services. Secondary housing and jobs continue to show substantial resilience despite challenging market conditions. We are confident in our horizontal platform and the diversified product and services it offers. We are also optimistic about the massive market opportunity and tremendous growth potential that China offers and will continue to invest in innovation and user engagement to further enhance our leading market position.”

Third Quarter 2019 Financial Results

Revenues

Total revenues were RMB4,258.0 million (US$602.0 million), representing an increase of 17.4% from RMB3,626.8 million in the same quarter of 2018.

Membership revenues were RMB1,192.7 million (US$168.6 million), an increase of 1.0% from RMB1,181.1 million in the same quarter of 2018.

Online marketing services revenues were RMB2,797.5 million (US$395.5 million), an increase of 20.1% from RMB2,328.9 million in the same quarter of 2018.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listings and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB501.1 million (US$70.8 million), an increase of 31.7% from RMB380.6 million in the same quarter of 2018. The year-over-year increase was primarily driven by increases in the costs of services provided on other platforms, expenses associated with the operations of all the Company’s platforms, and salaries and benefits relating to web operation and information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB3,756.9 million (US$531.2 million), an increase of 15.7% from RMB3,246.2 million during the same quarter of 2018.

Gross margin was 88.2%, compared with 89.5% during the same quarter of 2018.

Operating Expenses

Operating expenses were RMB2,894.6 million (US$409.3 million), an increase of 12.4% from RMB2,575.6 million in the same quarter of 2018.

Sales and marketing expenses in the third quarter of 2019 were RMB2,177.1 million (US$307.8 million), an increase of 13.4% from RMB1,920.1 million in the same quarter in 2018.

Within sales and marketing expenses, advertising expenses in the third quarter of 2019 were RMB986.9 million (US$139.5 million), which were generally stable compared with RMB978.2 million in the same quarter of 2018.

Non-advertising sales and marketing expenses in the third quarter of 2019 were RMB1,190.2 million (US$168.3 million), an increase of 26.4% from RMB941.9 million in the same quarter in 2018.

Non-advertising sales and marketing expenses include salaries and benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly due to an increase in marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in the third quarter of 2019 were RMB520.9 million (US$73.7 million), an increase of 11.1% from RMB468.8 million in the same quarter of 2018. The increase was primarily due to increases in salaries and benefits for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the third quarter of 2019 were RMB196.6 million (US$27.8 million), an increase of 5.3% from RMB186.7 million in the same quarter of 2018. The increase was primarily driven by increases in salaries and benefits and share-based compensation expenses for administrative personnel.

Income from Operations

Income from operations was RMB862.2 million (US$121.9 million) in the third quarter of 2019, an increase of 28.6% from RMB670.6 million in the same quarter of 2018.

Operating margin, defined as income from operations divided by total revenues, was 20.2% in the third quarter of 2019, compared with 18.5% in the same quarter of 2018.

Non-GAAP income from operations was RMB1,039.2 million (US$146.9 million) in the third quarter of 2019, an increase of 21.3% from RMB856.5 million in the same quarter of 2018.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 24.4% in the third quarter of 2019, compared with 23.6% in the same quarter of 2018.

Other Income/(Expenses)

Net other income in the third quarter of 2019 was RMB80.2 million (US$11.3 million), compared with net other income of RMB103.7 million in the same quarter of 2018.

Net other income in the third quarter of 2019 was mainly attributable to RMB60.7 million income from short-term commercial bank investment products the Company purchased with its surplus cash, RMB53.8 million in tax refunds and other government subsidies, RMB24.7 million dividend income, and a fair value gain of RMB14.2 million due to the revaluation of certain convertible notes the Company invested in the second quarter of 2019, which were partially offset by a fair value loss of RMB83.9 million primarily as a result of a decline in the share price of 5I5J Holding Group Co., Ltd., a publicly traded company in which the Company invested in the third quarter of 2018 and holds a minority stake.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB791.6 million (US$111.9 million) in the third quarter of 2019, an increase of 9.0% from RMB726.2 million in the same quarter of 2018.

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 18.6% in the third quarter of 2019, compared with 20.0% in the same quarter of 2018.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB1,018.0 million (US$143.9 million) in the third quarter of 2019, an increase of 20.7% from RMB843.5 million in the same quarter of 2018.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 23.9% in the third quarter of 2019, compared with 23.3% in the same quarter of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2019 were RMB5.31 (US$0.75) and RMB5.26 (US$0.74), respectively, representing 7.9% and 8.6% increases from RMB4.92 and RMB4.84, respectively, in the same quarter of 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the third quarter of 2019 were RMB6.83 (US$0.97) and RMB6.76 (US$0.96), respectively, representing 19.4% and 20.2% increases from RMB5.72 and RMB5.63, respectively, in the same quarter of 2018.

Cash Flow

Net cash provided by operating activities was RMB1,059.4 million (US$149.8 million) in the third quarter of 2019, an increase of 22.7% from RMB863.4 million in the same quarter of 2018.

Cash and Cash Equivalents, Term deposits, Restricted Cash and Short-term Investments

As of September 30, 2019, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB9,488.9 million (US$1,341.6 million).

As of the date of this earnings release, the Company has received cash consideration in accordance with the transaction agreements relating to the Company's sale of certain equity stake in Che Hao Duo group as previously announced.

Shares Outstanding

As of September 30, 2019, the Company had a total of 299,057,321 ordinary shares (including 253,825,201 Class A and 45,232,120 Class B ordinary shares) issued and outstanding.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2019 are expected to be between RMB4.05 billion and RMB4.15 billion. This represents a year-over-year increase of 12% to 15% in Renminbi. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS attributable to ordinary shareholders by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on November 19, 2019 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061
U.S. Toll Free:	+1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong	852-58081995
China Toll Free:	4001-206115
Passcode:	8284139

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, November 26, 2019. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10136855

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,387,478	1,700,175	240,379
Restricted cash-current	812,000	66,567	9,412
Term deposits	-	20,000	2,828
Short-term investments	4,587,610	7,702,198	1,088,973
Accounts receivable, net	917,443	1,233,226	174,359
Prepayments and other current assets	813,403	1,738,229	245,759
Total current assets	9,517,934	12,460,395	1,761,710
Non-current assets:
Property and equipment, net	1,329,752	1,300,836	183,918
Intangible assets, net	1,099,945	945,993	133,749
Right-of-use assets, net	-	269,508	38,104
Land use rights, net	3,610	3,551	502
Goodwill	15,874,220	15,897,711	2,247,693
Long-term investments	3,365,906	8,144,539	1,151,513
Investment in convertible note	-	763,873	108,000
Long-term prepayments and other non-current assets	639,478	820,956	116,070
Total non-current assets	22,312,911	28,146,967	3,979,549
Total assets	31,830,845	40,607,362	5,741,259
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	812,794	118	17
Accounts payable	887,558	1,171,578	165,643
Deferred revenues	2,348,333	2,468,961	349,073
Customer advances	1,465,169	1,810,747	256,012
Taxes payable	250,231	412,739	58,355
Salary and welfare payable	642,445	655,354	92,657
Operating lease liabilities, current	-	110,103	15,567
Accrued expenses and other current liabilities	878,368	1,076,696	152,228
Total current liabilities	7,284,898	7,706,296	1,089,552
Non-current liabilities:
Deferred tax liabilities	283,112	594,912	84,111
Operating lease liabilities, non-current	-	158,073	22,349
Other non-current liabilities	1,675	-	-
Total non-current liabilities	284,787	752,985	106,460
Total liabilities	7,569,685	8,459,281	1,196,012
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,944,397	3,581,053	506,306
Total mezzanine equity	1,944,397	3,581,053	506,306
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 250,858,415 Class A and 45,586,164 Class B shares issued and outstanding as of December 31, 2018 and 253,825,201 Class A and 45,232,120 Class B shares issued and outstanding as of September 30, 2019, respectively)	19	19	3
Additional paid-in capital	21,621,665	21,864,532	3,091,310
Retained earnings	439,514	6,217,579	879,071
Accumulated other comprehensive income/(loss)	(40,622)	70,023	9,900
Total 58.com Inc. shareholders’ equity	22,020,576	28,152,153	3,980,284
Noncontrolling interests	296,187	414,875	58,657
Total shareholders’ equity	22,316,763	28,567,028	4,038,941
Total liabilities, mezzanine equity and shareholders’ equity	31,830,845	40,607,362	5,741,259

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	1,181,105	1,192,688	168,628	3,276,850	3,358,554	474,848
Online marketing services	2,328,921	2,797,453	395,517	6,007,559	7,444,635	1,052,558
E-commerce services	15,627	111,438	15,756	46,642	213,126	30,133
Other revenues	101,148	156,418	22,115	197,453	404,674	57,215
Total revenues	3,626,801	4,257,997	602,016	9,528,504	11,420,989	1,614,754
Cost of revenues(1)	(380,623)	(501,108)	(70,849)	(980,104)	(1,232,422)	(174,246)
Gross profit	3,246,178	3,756,889	531,167	8,548,400	10,188,567	1,440,508
Operating expenses(1):
Sales and marketing expenses(2)	(1,920,131)	(2,177,120)	(307,812)	(5,141,943)	(6,026,160)	(852,007)
Research and development expenses	(468,782)	(520,919)	(73,650)	(1,209,224)	(1,497,917)	(211,783)
General and administrative expenses	(186,713)	(196,608)	(27,797)	(516,947)	(553,130)	(78,204)
Total operating expenses	(2,575,626)	(2,894,647)	(409,259)	(6,868,114)	(8,077,207)	(1,141,994)
Income from operations	670,552	862,242	121,908	1,680,286	2,111,360	298,514
Other income/(expenses):
Interest income, net	390	11,223	1,587	3,634	28,096	3,973
Investment income, net	115,378	4,697	664	226,226	4,214,547	595,873
Share of results of equity investees	(22,109)	(9,294)	(1,314)	(75,695)	(19,229)	(2,719)
Foreign currency exchange gain/(loss), net	790	9,027	1,276	(104)	(8,991)	(1,271)
Others, net	9,271	64,524	9,123	52,559	124,536	17,607
Income before tax	774,272	942,419	133,244	1,886,906	6,450,319	911,977
Income tax expenses	(16,798)	(108,775)	(15,379)	(206,266)	(676,212)	(95,606)
Net income	757,474	833,644	117,865	1,680,640	5,774,107	816,371
Net loss/(income) attributable to noncontrolling interests	2,649	(203)	(29)	3,070	3,958	560
Net income attributable to 58.com Inc.	760,123	833,441	117,836	1,683,710	5,778,065	816,931
Deemed dividend to mezzanine classified noncontrolling interests	(33,959)	(41,861)	(5,919)	(97,651)	(109,617)	(15,498)
Net income attributable to 58.com Inc. ordinary shareholders	726,164	791,580	111,917	1,586,059	5,668,448	801,433
Net earnings per ordinary share attributable to ordinary shareholders - basic	2.46	2.65	0.38	5.38	19.06	2.69
Net earnings per ordinary share attributable to ordinary shareholders - diluted	2.42	2.63	0.37	5.29	18.85	2.66
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	4.92	5.31	0.75	10.76	38.12	5.39
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	4.84	5.26	0.74	10.59	37.69	5.33
Weighted average number of ordinary shares used in computing basic earnings per share	295,068,924	298,222,350	298,222,350	294,681,288	297,391,735	297,391,735
Weighted average number of ordinary shares used in computing diluted earnings per share	299,839,409	300,997,714	300,997,714	299,630,643	300,760,561	300,760,561

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	2,198	1,869	264	4,313	4,848	685
Sales and marketing expenses	30,427	23,323	3,298	63,761	77,399	10,943
Research and development expenses	55,785	47,230	6,678	126,501	145,753	20,607
General and administrative expenses	47,208	53,879	7,618	130,496	157,740	22,302

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,637	43,354	6,130	130,923	129,795	18,351
Research and development expenses	11,677	12,015	1,698	35,031	36,033	5,095

(2)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	978,219	986,931	139,537	2,513,055	2,852,361	403,280
Non-advertising sales and marketing expenses	941,912	1,190,189	168,275	2,628,888	3,173,799	448,727

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	670,552	862,242	121,908	1,680,286	2,111,360	298,514
Share-based compensation expenses[6]	130,660	121,560	17,188	310,535	372,750	52,700
Amortization of intangible assets resulting from business acquisitions	55,314	55,369	7,828	165,954	165,828	23,446
Non-GAAP income from operations	856,526	1,039,171	146,924	2,156,775	2,649,938	374,660

GAAP net income attributable to 58.com Inc. ordinary shareholders	726,164	791,580	111,917	1,586,059	5,668,448	801,433
Share-based compensation expenses	130,660	121,560	17,188	310,535	372,750	52,700
Amortization of intangible assets resulting from business acquisitions	55,314	55,369	7,828	165,954	165,828	23,446
Change in fair value of long-term investments	(67,450)	75,676	10,699	(67,450)	(3,398,388)	(480,480)
Share-based compensation expenses included in share of results of equity investees	8	-	-	1	9	1
Income tax effects of GAAP to non-GAAP reconciling items[7]	(1,218)	(26,147)	(3,696)	(28,330)	291,671	41,237
Non-GAAP net income attributable to 58.com Inc. ordinary shareholders	843,478	1,018,038	143,936	1,966,769	3,100,318	438,337

GAAP operating margin	18.5%	20.2%	20.2%	17.6%	18.5%	18.5%
Share-based compensation expenses	3.6%	2.9%	2.9%	3.3%	3.3%	3.3%
Amortization of intangible assets resulting from business acquisitions	1.5%	1.3%	1.3%	1.7%	1.4%	1.4%
Non-GAAP operating margin	23.6%	24.4%	24.4%	22.6%	23.2%	23.2%

6 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.0 million and RMB14.5 million for the three months and nine months ended September 30, 2018 , respectively, and RMB4.7 million and RMB13.0 million for the three months and nine months ended September 30, 2019, respectively, were excluded from the GAAP to non-GAAP reconciliation accordingly.

7 This is to exclude the income tax effects related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and change in fair value of long-term investments. Other GAAP to non-GAAP reconciling items have no income tax effect.

GAAP net margin	20.0%	18.6%	18.6%	16.6%	49.6%	49.6%
Share-based compensation expenses	3.6%	2.9%	2.9%	3.3%	3.3%	3.3%
Amortization of intangible assets resulting from business acquisitions	1.5%	1.3%	1.3%	1.7%	1.4%	1.4%
Change in fair value of long-term investments	(1.8)%	1.8%	1.8%	(0.7)%	(29.8)%	(29.8)%
Share-based compensation expenses included in share of results of equity investees	0.0%	-	-	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.0)%	(0.7)%	(0.7)%	(0.3)%	2.6%	2.6%
Non-GAAP net margin	23.3%	23.9%	23.9%	20.6%	27.1%	27.1%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	295,068,924	298,222,350	298,222,350	294,681,288	297,391,735	297,391,735
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	299,839,409	300,997,714	300,997,714	299,630,643	300,760,561	300,760,561
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	147,534,462	149,111,175	149,111,175	147,340,644	148,695,868	148,695,868
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	149,919,704	150,498,857	150,498,857	149,815,321	150,380,281	150,380,281

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	2.86	3.41	0.48	6.67	10.43	1.47
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	2.81	3.38	0.48	6.56	10.31	1.46
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	5.72	6.83	0.97	13.35	20.85	2.95
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	5.63	6.76	0.96	13.13	20.62	2.91